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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):   / /Form 10-KSB / /Form 20-F / /Form 11-K
               /X/Form 10-QSB / /Form N-SAR

         For Period Ended: June 30, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT  INFORMATION

K2 Design, Inc.
Full Name of Registrant


Former Name if Applicable

30 Broad Street
16th Floor
Address of Principal Executive Office (Street and Number)

New York, New York, 10004
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /X/   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  /X/   (b)  The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
   / /  (c)  The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to the sale during the quarter of a Division of the Company and preparation of pro forma financial information and final determination of certain accounting consequences of such transaction.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Neil S. Belloff, Esq.               (212)                    969-3208
     (Name)                           (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                      /X/ Yes       / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      /X/ Yes       / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A".

                                K2 Design, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     August l4, 1998                      By: /s/ Robert W. Burke
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                                                   Robert W. Burke
                                                   Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

           Intentional misstatements or omissions of fact constitute
              Federal Criminal Violations (see 18 U.S.C. 1001).

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)

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                                ATTACHMENT "A"

During the three months ended June 30, 1998, the Company sold its CLIQNOW! division. On a pro forma basis, the Company's revenues during the three and six months ended June 30, 1998 (exclusive of those attributable to the discontinued CLIQNOW! operations) increased by approximately $750,000 and $1,000,000 respectively, as compared to the prior year. The Company estimates that operating results for the quarter ended June 30, 1998 will yield an operating loss of less than ($200,000) and a gain of approximately $3,000,000 on the sale of the CLIQNOW! division.

SEC 1344(8-89)                                   (Attach Extra Sheets if Needed)